Exhibit 99.1

Press Release Brussels / 28 October 2016 / 7.00am CET

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Except where otherwise stated, the comments below are based on organic figures and refer to 3Q16 and 9M16 versus the same period of last year. For important notes and disclaimers please refer to page 18.

Anheuser-Busch InBev reports Third Quarter and

Nine Months 2016 Results

HIGHLIGHTS

●

Revenue: Revenue grew by 2.8% in 3Q16, and by 3.3% in 9M16. Revenue per hl grew by 3.8% in the quarter, with the benefits of our revenue management and premiumization initiatives being partly offset by results in Brazil. On a constant geographic basis, revenue per hl grew by 3.7% in 3Q16. Revenue per hl grew by 4.8% in 9M16 and by 4.4% on a constant geographic basis

●

Volume: Total volumes declined by 0.9% in 3Q16, with our own beer volumes down by 0.2%. The decline in own beer volumes was due mainly to a decline of 4.1% in Brazil, as a result of a weak industry and tough 3Q15 comparable, partly offset by good volume growth in Mexico. In 9M16, total volumes declined by 1.4%, with own beer volumes down by 0.7%

●

Global Brands: Combined revenues of our three global brands, Corona, Stella Artois and Budweiser, grew by 8.7% in the quarter. This result was led by Corona with growth of 14.8%, while Stella Artois grew by 12.2%. Budweiser was up 4.8% in the quarter. In 9M16 the combined revenues of our global brands increased by 7.8%

●

Cost of Sales (CoS): CoS increased by 3.9% in 3Q16 and by 4.9% on a per hl basis, driven by unfavorable foreign exchange transactional hedges in Brazil, partly offset by good results in the US. On a constant geographic basis, CoS per hl increased by 5.3% in 3Q16. In 9M16 CoS grew by 2.2% and by 3.7% on a per hl basis. On a constant geographic basis, CoS per hl increased by 3.3% in 9M16

●

EBITDA declined by 2.0% in 3Q16 to 4 032 million USD, driven by a very weak result in Brazil. EBITDA margin decreased by 178 bps to 36.3% in 3Q16. In 9M16, EBITDA grew by 1.5%, with EBITDA margin decreasing by 65 bps to 36.7%

●

Net finance results: Net finance costs (excluding non-recurring net finance costs) were 1 226 million USD in 3Q16 compared to 810 million USD in 3Q15. This increase was driven primarily by the additional net interest expenses resulting from the bond issuances in 1Q16, related to the pre-funding of the SABMiller combination. Net finance costs were 3 171 million USD in 9M16 compared to 1 273 million USD in 9M15

●

Income taxes: Income tax in 3Q16 was 225 million USD with a normalized effective tax rate (ETR) of 11.7%, compared to an income tax expense of 795 million USD in 3Q15 and a normalized ETR of 26.8%. Normalized ETR in 3Q16 was positively impacted by the reporting of previously unrecognized deferred tax assets on carried forward losses, and a reversal of deferred tax liabilities following a change in tax law in Argentina. Normalized ETR was 18.2% in 9M16 compared to 20.5% in 9M15

●

Profit: Normalized profit attributable to equity holders of AB InBev was 1 363 million USD in 3Q16 compared to 1 673 million USD in 3Q15, driven by the organic decline in EBITDA, higher net finance results and unfavorable currency translation, partly offset by lower income taxes. Normalized profit attributable to equity holders of AB InBev was 3 934 million USD in 9M16, compared to 5 952 million USD in 9M15

●	Earnings per share: Normalized earnings per share (EPS) decreased to 0.83 USD in 3Q16 from 1.02 USD in 3Q15, and decreased to 2.40 USD in 9M16 from 3.63 USD in 9M15

●	Interim Dividend: The AB InBev board has approved an interim dividend of 1.60 EUR per share for the fiscal year 2016. Details of ex-coupon, record and payment dates are shown on page 15

●

Combination with SABMiller: On 10 October we announced the successful completion of the combination with SABMiller. We extend a warm welcome to our new colleagues and look forward to working with them to ensure a smooth integration

1

ab-inbev.com

Press Release Brussels / 28 October 2016 / 7.00am CET

Figure 1. Consolidated performance (million USD)
	3Q15	3Q16	Organic growth
Total Volumes (thousand hls)	121 731	121 027	-0.9%
AB InBev own beer	110 927	111 070	-0.2%
Non-beer volumes	9 961	9 158	-8.1%
Third party products	842	798	-16.5%
Revenue	11 376	11 109	2.8%
Gross profit	6 932	6 716	2.1%
Gross margin	60.9%	60.5%	-43 bps
Normalized EBITDA	4 403	4 032	-2.0%
Normalized EBITDA margin	38.7%	36.3%	-178 bps
Normalized EBIT	3 634	3 214	-5.0%
Normalized EBIT margin	31.9%	28.9%	-239 bps

Profit attributable to equity holders of AB InBev	1 375	557
Normalized profit attributable to equity holders of AB InBev	1 673	1 363

Earnings per share (USD)	0.84	0.34
Normalized earnings per share (USD)	1.02	0.83
	9M15	9M16	Organic growth
Total Volumes (thousand hls)	345 893	340 803	-1.4%
AB InBev own beer	311 425	309 950	-0.7%
Non-beer volumes	31 956	28 461	-7.8%
Third party products	2 512	2 392	-10.7%
Revenue	32 881	31 315	3.3%
Gross profit	19 775	18 920	4.0%
Gross margin	60.1%	60.4%	43 bps
Normalized EBITDA	12 526	11 505	1.5%
Normalized EBITDA margin	38.1%	36.7%	-65 bps
Normalized EBIT	10 229	9 129	-1.0%
Normalized EBIT margin	31.1%	29.2%	-129 bps

Profit attributable to equity holders of AB InBev	5 985	842
Normalized profit attributable to equity holders of AB InBev	5 952	3 934

Earnings per share (USD)	3.65	0.51
Normalized earnings per share (USD)	3.63	2.40

Figure 2. Volumes (thousand hls)
	3Q15	Scope	Organic growth	3Q16	Organic growth Total Volume	Own beer volume
North America	32 419	280	-787	31 912	-2.4%	-2.4%
Mexico	10 684	-	1 024	11 708	9.6%	9.6%
Latin America - North	29 405	288	-1 342	28 352	-4.5%	-3.5%
Latin America - South	7 825	12	-132	7 705	-1.7%	1.5%
Europe	12 028	-56	-387	11 586	-3.2%	-2.6%
Asia Pacific	27 420	95	321	27 836	1.2%	1.5%
Global Export and Holding Companies	1 949	-188	166	1 927	9.4%	9.4%
AB InBev Worldwide	121 731	431	-1 135	121 027	-0.9%	-0.2%
	9M15	Scope	Organic growth	9M16	Organic growth Total Volume	Own beer volume
North America	90 834	485	-968	90 351	-1.1%	-1.1%
Mexico	30 675	-	2 995	33 670	9.8%	9.7%
Latin America - North	88 165	875	-4 916	84 124	-5.5%	-5.7%
Latin America - South	25 682	-1 048	-1 710	22 924	-6.9%	-3.3%
Europe	32 686	-221	-336	32 129	-1.0%	-0.4%
Asia Pacific	72 706	398	-209	72 894	-0.3%	-0.1%
Global Export and Holding Companies	5 146	-632	198	4 711	4.4%	4.4%
AB InBev Worldwide	345 893	-144	-4 946	340 803	-1.4%	-0.7%

2

ab-inbev.com

Press Release Brussels / 28 October 2016 / 7.00am CET

MANAGEMENT COMMENTS

Most of our markets delivered solid volume, revenue and EBITDA results in 3Q16. However, these results were negatively affected by a very weak quarter in Brazil, driven by the challenging consumer environment, a tough 3Q15 volume comparable, and the impact of unfavorable foreign exchange transactional hedges on cost of sales. Organic growth results, with and without Brazil, were as follows:

	3Q16 Total AB InBev	3Q16 AB InBev (excl. Brazil)	9M16 Total AB InBev	9M16 AB InBev (excl. Brazil)
Own Beer Volumes	-0.2%	+0.7%	-0.7%	+0.6%
Net Revenue	+2.8%	+4.7%	+3.3%	+4.7%
EBITDA	-2.0%	+6.6%	+1.5%	+6.3%

Our three global brands, Corona, Stella Artois and Budweiser, continue to deliver strong growth, with revenues up 8.7% in the quarter, and 7.8% year to date.

Looking at our top four markets in more detail:

(i)

US: Industry selling day adjusted sales-to-retailers (STRs) were down 2.6% in the quarter, based on our estimates, due to the timing of the July 4th holiday and a slowdown in the craft segment. Our own STRs were down 3.8%. Michelob ULTRA and our Above Premium brands continue to perform well with STRs up low single digits, while Bud Light remains under pressure with STRs down mid single digits. Sales-to-wholesalers (STWs) were down 2.5% in the quarter. Net revenue was marginally down in the quarter, with solid net revenue per hl growth of 2.3% helping to offset the decline in volume. EBITDA grew by 0.9% in the quarter, with margin expansion of 48 bps.

(ii)

Mexico: Mexico continues to deliver strong results. Our own volumes grew by 9.6%, driven by a favorable consumer environment and our own commercial initiatives which are driving new consumption occasions. Net revenue grew by 12.0% with net revenue per hl growth of 2.2%. EBITDA grew by 5.8%.

(iii)

Brazil: Results in Brazil were very weak in 3Q16. Our beer volumes were down 4.1% in the quarter driven by continued pressure on consumer disposable income. We also faced a tough comparable with beer volume growth of 3.5% in 3Q15.

Net revenue declined by 6.8% in the quarter, with net revenue per hl down 1.2%. This was driven primarily by our decision to implement our price adjustments in the fourth quarter this year, compared to the third quarter last year. In addition, as part of our revenue management strategy, we are using our complete portfolio of packs and brands to achieve attractive, more competitive consumer price points. This initiative includes growing our mix of returnable glass bottles (RGBs), especially in supermarkets where this format now accounts for 25% of our volume. While RGBs have a negative impact on net revenue per hl, they are accretive for both EBITDA and margin. We have not changed our revenue management strategy. Our strategy continues to be to increase our prices in line with inflation, and pass on any tax increases over time.

Although 2016 has been a very challenging year in Brazil, we remain optimistic about the future for our business. We expect that favorable demographics, the closing of regional disparities in per capita incomes, and consumer demand for innovative and premium products, will help to drive long term growth.

(iv)

China: Industry volumes in China were essentially flat in the quarter, based on our estimates. However, our own volumes continue to perform ahead of the industry, growing by 1.6% in the quarter, due to our focus on the faster growing core plus, premium and super premium

3

ab-inbev.com

Press Release Brussels / 28 October 2016 / 7.00am CET

segments. Net revenue grew by 6.3%, with net revenue per hl growing by 4.6% as a result of favorable brand mix. EBITDA grew by 25.3% in 3Q16 due to the growth in revenue and a good cost of sales performance.

Combination with SABMiller

We are very pleased to have successfully completed our combination with SABMiller. The rationale is extremely compelling. It brings together two great companies to create the first truly global brewer, and one of the world’s leading consumer products companies. The combined company has a leadership position in most of the world’s largest profit pools, and a rich portfolio including seven of the top ten most valuable beer brands in the world.

The two geographic footprints are largely complementary and, more importantly, provide AB InBev with a stronger presence in key emerging regions with attractive growth prospects, such as Africa and Latin America, complementing the company’s existing strong presence in developed markets.

The combined company’s portfolio of global, multi-country and local brands will also provide more opportunities for consumers everywhere to taste and enjoy the world’s best beers. We are excited about bringing together the talent, expertise and insights of the two companies to grow our brands and create innovations which further enhance the experience for the consumer.

We extend a warm welcome to our new colleagues around the world and look forward to working with them to ensure a smooth integration and exciting long term growth.

2016 OUTLOOK

Unless otherwise stated, the 2016 outlook refers to AB InBev on a standalone basis, and excludes the impact of the combination with SABMiller.

Combined company Reference Base information for 4Q15, 1Q16, 2Q16 and 3Q16 will be released before the end of the year.

(i)	Top-line:
●

Total AB InBev: We are amending our guidance for net revenue per hl. Our previous guidance was for net revenue per hl to grow organically ahead of inflation, on a constant geographic basis. Given the weak results in Brazil, we now expect growth in line with inflation

●

In the US: We expect industry volumes in FY16 to be in line with the year to date trend. We expect our own sales-to-wholesalers (STWs) and sales-to-retailers (STRs) to converge on a full year basis. We expect further improvement in our net revenue per hectoliter performance, supported by favorable brand mix

●	In Mexico: We expect another year of solid growth in industry volumes, driven by a favorable macro environment and our own commercial initiatives
●	In Brazil: We no longer expect to achieve our goal of flat net revenue in Brazil for the full year, given an environment of soft industry volumes and a tough 4Q15 net revenue per hl comparable
●	In China: We expect industry volumes to remain under pressure in FY16. We expect our own volumes to perform better than the industry, driven by our premium and super premium brands.

(ii)	Cost of Sales: We expect CoS per hl to grow by low single digits on a constant geographic basis, driven by unfavorable foreign exchange transactional impacts, and growth in our premium brands
(iii)

Distribution expenses: We are amending our guidance on distribution expenses per hl. Our previous guidance was for distribution expenses per hl to grow by high single digits in FY16. We now expect distribution expenses per hl to increase by mid-single to high single digits in the full year

4

ab-inbev.com

Press Release Brussels / 28 October 2016 / 7.00am CET

(iv)

Sales and Marketing investments: We continue to invest behind our brands and global platforms for the long term. We expect sales and marketing investments to grow by high single to low double digits in FY16. In line with this guidance, we expect sales and marketing investments in 4Q16 to be essentially flat to 4Q15

(v)

Net Finance Costs: We expect the average rate of interest on net debt for the combined company in 4Q16 to be in the range of 3.5% to 4.0%. Net pension interest expenses and accretion expenses are expected to be approximately 30 and 120 million USD per quarter, respectively. Other financial results will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs

(vi)

Effective Tax Rate: We expect the normalized ETR in FY16 to be in the range of 22% to 24%. For the avoidance of doubt, this guidance excludes the impact of the combination with SABMiller, but includes the impact of the funding of the purchase price, for which no tax deduction is expected to be reported. Normalized ETR guidance for the combined company for FY17 and future years, will be provided when FY16 results are published

(vii)	Net Capital Expenditure: We expect net capital expenditure of approximately 3.7 billion USD in FY16
(viii)

Debt: Approximately one third of AB InBev’s gross debt is denominated in currencies other than the US dollar, principally the Euro. Our optimal capital structure remains a net debt to EBITDA ratio of around 2x. Deleveraging to around this level is a priority

(ix)	Dividends: We continue to expect dividends to be a growing flow over time, although growth is expected to be modest given the importance of deleveraging.

BUSINESS REVIEW

United States

Key performance indicators

Figure 3. United States (million USD)
	3Q15	3Q16	Organic growth
Total volumes (thousand hls)	29 668	28 979	-2.5%
Revenue	3 735	3 745	-0.3%
Normalized EBITDA	1 508	1 519	0.9%
Normalized EBITDA margin	40.4%	40.6%	48 bps
	9M15	9M16	Organic growth
Total volumes (thousand hls)	83 528	82 514	-1.1%
Revenue	10 591	10 650	0.7%
Normalized EBITDA	4 245	4 326	2.6%
Normalized EBITDA margin	40.1%	40.6%	76 bps

We estimate that selling day adjusted industry STRs in the United States were down 2.6% in 3Q16, driven by the timing of the July 4th holiday and a slowdown in the craft segment. We estimate industry STRs were down 0.8% in 9M16. Our own selling day adjusted STRs were down 3.8% in the quarter, due to the soft industry and the slightly earlier timing of our price adjustments compared to 3Q15. Our STRs were down 1.9% in 9M16. Our sales to wholesalers (STWs) were down 2.5% in 3Q16 and down 1.1% in 9M16. We continue to expect our STRs and STWs to converge on a full year basis.

We estimate our total market share, based on STRs, declined by approximately 55 bps in the quarter, and by 45 bps in 9M16. The 9M16 market share result represents an improvement of approximately 20 bps over the FY15 trend.

5

ab-inbev.com

Press Release Brussels / 28 October 2016 / 7.00am CET

Bud Light STRs declined by mid-single digits in the quarter with an estimated total market share decline of approximately 65 bps in the quarter. We estimate market share is down approximately 50 bps year to date. We continue to invest behind Bud Light and we are now transitioning from the Bud Light Party campaign and will leverage our partnership with the NFL to help improve the brand’s volume and share trends and close out the year with momentum going into 2017.

Our Budweiser marketing campaign, built around the brand’s quality and heritage credentials, continued into 3Q16 and included the successful “America” packaging initiative, supported by additional media investment. Budweiser STRs declined by mid-single digits in the quarter, impacted by industry weakness, and by low single digits year to date. Estimated total market share for the brand was down approximately 20 bps in both 3Q16 and 9M16, in line with recent trends.

Our portfolio of Above Premium brands continues to perform very well. STRs were up low single digits in the quarter and mid-single digits year to date, with a gain in total market share of approximately 45 bps in 3Q16 and 50 bps in 9M16, based on our estimates. Michelob ULTRA continues to lead the way with volumes up high teens in 3Q16 and over 20% year to date. The brand has now gained more market share than any other brand in the beer industry for the last six quarters. Stella Artois and Goose Island volumes also continue to show good growth, up double digits in 9M16. Estrella Jalisco, an imported Mexican beer, launched in the first half of 2016, has performed very well, especially in the key market of California.

US beer-only revenue per hl grew by 2.3% in the quarter, driven primarily by our revenue management initiatives and positive brand mix, and by 1.8% in 9M16. US EBITDA increased by 0.9% to 1 519 million USD in 3Q16, with a strong cost of sales result, driven by favorable commodity prices and brewery efficiencies, offsetting a marginal decline in revenue. US EBITDA grew by 2.6% in 9M16 to 4 326 million USD. EBITDA margin expanded by 48 bps to 40.6% in 3Q16 and by 76 bps to 40.6% in 9M16.

Mexico

Key performance indicators

Figure 4. Mexico (million USD)
	3Q15	3Q16	Organic growth
Total volumes (thousand hls)	10 684	11 708	9.6%
Revenue	993	955	12.0%
Normalized EBITDA	513	419	5.8%
Normalized EBITDA margin	51.7%	43.9%	-263 bps
	9M15	9M16	Organic growth
Total volumes (thousand hls)	30 675	33 670	9.8%
Revenue	2 941	2 802	12.4%
Normalized EBITDA	1 499	1 291	7.4%
Normalized EBITDA margin	51.0%	46.1%	-219 bps

Our business in Mexico continues to deliver strong results. Our own volumes grew by 9.6% in the quarter, driven by a favorable consumer environment, and our own commercial initiatives. All of our major brands delivered solid volume growth, with particularly strong performances from Bud Light and Victoria. Our Focus brands are responding well to incremental sales and marketing investments, leading to the creation of new occasions and incremental per capita consumption.

Revenue per hl grew by 2.2% in 3Q16, and by 2.4% in 9M16. Mexico EBITDA increased by 5.8% to 419 million USD in the quarter, driven by the strong top-line result, partly offset by incremental investment behind our brands and unfavorable foreign exchange transactional hedges affecting cost of sales. EBITDA margin declined by 263 bps to 43.9%. EBITDA increased by 7.4% in 9M16 to 1 291 million USD, with EBITDA margin declining by 219 bps to 46.1%.

6

ab-inbev.com

Press Release Brussels / 28 October 2016 / 7.00am CET

Brazil

Key performance indicators

Figure 5. Brazil (million USD)
	3Q15	3Q16	Organic growth
Total volumes (thousand hls)	27 064	25 688	-5.1%
Beer volumes	20 371	19 538	-4.1%
Non-beer volumes	6 693	6 150	-8.1%
Revenue	1 861	1 713	-6.8%
Normalized EBITDA	935	647	-33.0%
Normalized EBITDA margin	50.2%	37.8%	-1415 bps
	9M15	9M16	Organic growth
Total volumes (thousand hls)	81 677	76 618	-6.2%
Beer volumes	60 951	57 065	-6.4%
Non-beer volumes	20 726	19 553	-5.7%
Revenue	5 892	4 862	-3.1%
Normalized EBITDA	2 942	2 165	-13.6%
Normalized EBITDA margin	49.9%	44.5%	-540 bps

Our 3Q16 results in Brazil were very weak due to a challenging consumer environment, a tough 3Q15 volume comparable, and the impact of unfavorable foreign exchange transactional hedges on cost of sales.

We estimate that beer industry volumes declined by approximately 3% in 3Q16, with considerable volatility in the quarter due to continuing consumer price sensitivity. Although the beer market remains very competitive, we estimate that our market share trends saw sequential improvement compared to 2Q16.

Despite the industry weakness, we remain focused on building our business for the long term. Our top commercial priorities include elevating the perception and health of our core brands, accelerating the growth of our premium and near beer portfolio, shaping in home consumption trends by driving the weight of returnable glass packaging within the off trade, and enhancing out of home consumption occasions by leveraging existing and new marketing assets.

Our total volumes declined by 5.1% in the quarter with beer volumes down 4.1% and soft drinks volumes down 8.1%, driven by continued pressure on consumer disposable income. We also faced a tough comparable, with beer volume growth of 3.5% in 3Q15. Our total volumes declined by 6.2% in 9M16 with beer volumes down 6.4% and soft drinks volumes down 5.7%.

Net revenue declined by 6.8% in the quarter, with net revenue per hl down 1.2%. This was driven primarily by our decision to implement our price adjustments in the fourth quarter this year, compared to the third quarter last year. In addition, as part of our revenue management strategy, we are using our complete portfolio of packs and brands to achieve attractive, more competitive consumer price points. This initiative includes growing our mix of returnable glass bottles (RGBs), especially in supermarkets where this format now accounts for 25% of our volume. While RGBs have a negative impact on net revenue per hl, they are accretive for both EBITDA and margin. We have not changed our revenue management strategy. Our strategy continues to be to increase our prices in line with inflation, and pass on any tax increases over time.

Brazil EBITDA declined by 33% in 3Q16 to 647 million USD, with a margin decrease of 1 415 bps to 37.8%. This result was due to the decline in revenue, as well as the expected impact on cost of sales of unfavorable foreign exchange transactional hedges, linked to the devaluation of the Brazilian Real in the second half of 2015. This unfavorable trend in our hedges is expected to continue in 4Q16, before easing by mid-2017.

7

ab-inbev.com

Press Release Brussels / 28 October 2016 / 7.00am CET

Brazil EBITDA declined by 13.6% in 9M16 to 2 165 million USD, with EBITDA margin down 540 bps to 44.5%.

China

Key performance indicators

Figure 6. China (million USD)
	3Q15	3Q16	Organic growth
Total volumes (thousand hls)	23 533	23 914	1.6%
Revenue	1 237	1 238	6.3%
Normalized EBITDA	288	340	25.3%
Normalized EBITDA margin	23.3%	27.5%	417 bps
	9M15	9M16	Organic growth
Total volumes (thousand hls)	62 278	62 056	-0.5%
Revenue	3 401	3 363	3.9%
Normalized EBITDA	856	973	18.9%
Normalized EBITDA margin	25.2%	28.9%	364 bps

We estimate that China beer industry volumes were essentially flat in the quarter. Industry volumes declined by approximately 4.0% in 9M16, based on our estimates, due to continuing economic headwinds, with most of the impact being felt in the core and value segments. Our own beer volumes were up 1.6% in the quarter and down 0.5% in 9M16. We estimate our market share increased by approximately 30 bps in the quarter, reaching an average of 19.0%.

We continue to believe the core plus, premium and super premium segments have the greatest long-term growth potential in the industry. Our Budweiser volumes grew by high single digits in 3Q16, driven by our Made for Music platform. The strong growth of our super premium brands also continued in the quarter, led by Corona.

Revenue per hl grew by 4.6% in the quarter, driven by the growth of Budweiser and our super premium portfolio, as well as improved regional mix.

China EBITDA grew by 25.3% in 3Q16 to 340 million USD, due mainly to the growth in revenue, as well as a good cost of sales performance due to favorable commodity prices. EBITDA margin improved by more than 400 bps to 27.5% in the quarter. China EBITDA grew by 18.9% in 9M16 to 973 million USD, with an EBITDA margin of 28.9%.

Highlights from our other markets

Our beer volumes in Canada were down 1.3% in 3Q16, due to a soft industry, with our market share essentially flat based on our estimates. Our revenue was flat versus 3Q15, with revenue per hl up 1.3% due to our revenue management initiatives and premium brand mix.

Our own beer volumes in Europe were down 2.6% in the quarter, with net revenue up 3.1%, driven mainly by the growth of our premium brands. Own beer volumes in Western Europe were up by almost 3.0% in 3Q16 driven mainly by our performances in France, the UK, Spain and Italy. In the UK, volumes of our own products grew by low single digits, driven by strong performances from Budweiser and Corona. Own beer volumes in Belgium were down mid-single digits, due to a weak industry. In Germany, own beer volumes grew by low single digits driven by strong performances from Beck’s and Franziskaner. Beer volumes in Russia were down double digits in the quarter, mainly driven by market share losses for our core and value brands.

8

ab-inbev.com

Press Release Brussels / 28 October 2016 / 7.00am CET

Latin America South beer volumes were up 1.4% in the quarter, driven mainly by double digit growth in Bolivia, Chile and Paraguay, partly offset by a volume decline in Argentina due to a weak consumer environment.

In South Korea, beer volumes were down low single digits in the quarter, although we gained market share, based on our estimates. This performance was driven mainly by our successful Cass summer activations and a new Stella Artois marketing campaign.

9

ab-inbev.com

Press Release Brussels / 28 October 2016 / 7.00am CET

CONSOLIDATED INCOME STATEMENT

Figure 7. Consolidated income statement (million USD)
	3Q15	3Q16	Organic
			growth
Revenue	11 376	11 109	2.8%
Cost of sales	-4 444	-4 393	-3.9%
Gross profit	6 932	6 716	2.1%
Distribution expenses	-1 089	-1 095	-6.8%
Sales and marketing expenses	-1 823	-1 957	-12.6%
Administrative expenses	- 615	- 597	1.6%
Other operating income/(expenses)	229	147	-14.5%
Normalized profit from operations (normalized EBIT)	3 634	3 214	-5.0%
Non-recurring items above EBIT	66	-138
Net finance income/(cost)	- 810	-1 226
Non-recurring net finance income/(cost)	- 327	- 678
Share of results of associates	4	3
Income tax expense	- 795	- 225
Profit	1 772	950
Profit attributable to non-controlling interest	397	394
Profit attributable to equity holders of AB InBev	1 375	557
Normalized EBITDA	4 403	4 032	-2.0%
Normalized profit attributable to equity holders of AB InBev	1 673	1 363
	9M15	9M16	Organic growth
Revenue	32 881	31 315	3.3%
Cost of sales	-13 106	-12 395	-2.2%
Gross profit	19 775	18 920	4.0%
Distribution expenses	-3 214	-3 059	-5.4%
Sales and marketing expenses	-5 166	-5 525	-15.0%
Administrative expenses	-1 878	-1 776	0.6%
Other operating income/(expenses)	712	569	5.7%
Normalized profit from operations (normalized EBIT)	10 229	9 129	-1.0%
Non-recurring items above EBIT	77	- 276
Net finance income/(cost)	-1 273	-3 171
Non-recurring net finance income/(cost)	8	-2 846
Share of results of associates	12	5
Income tax expense	-1 920	-1 059
Profit	7 133	1 780
Profit attributable to non-controlling interest	1 148	938
Profit attributable to equity holders of AB InBev	5 985	842
Normalized EBITDA	12 526	11 505	1.5%
Normalized profit attributable to equity holders of AB InBev	5 952	3 934

Revenue

Consolidated revenue grew by 2.8% in 3Q16, and by 3.3% in 9M16. Revenue per hl grew by 3.8% in the quarter, with the benefits of our revenue management and premiumization initiatives being partly offset by results in Brazil, driven by the timing of our price adjustments and an increase in our returnable glass bottle (RGB) mix. On a constant geographic basis, revenue per hl grew by 3.7% in 3Q16. Revenue per hl grew by 4.8% in 9M16 and by 4.4% on a constant geographic basis

Cost of Sales (CoS)

Total CoS increased by 3.9% in 3Q16 and by 4.9% on a per hl basis, driven by unfavorable foreign exchange transactional hedges in Brazil, and premium brand product mix, partly offset by procurement savings, efficiencies and a greater mix of inputs from our vertical operations. On a constant geographic

10

ab-inbev.com

Press Release Brussels / 28 October 2016 / 7.00am CET

basis, CoS per hl increased by 5.3%. In 9M16 CoS grew by 2.2% and by 3.7% on a per hl basis. On a constant geographic basis, CoS per hl increased by 3.3% in 9M16

Distribution expenses

Distribution expenses grew by 6.8% and by 7.8% on a per hl basis. The increase compared to 3Q15 was driven by increased own distribution in Brazil, which is more than offset by the increase in net revenues, the growth of our premium and near beer brands, and inflationary increases in Latin America South. These increases were partly offset by strong cost management and efficiencies. Distribution expenses increased by 5.4% in 9M16 and by 6.9% on a per hl basis.

Sales and marketing investments

Sales and marketing investments increased by 12.6% in 3Q16, driven by increased support for our brands, our premiumization initiatives, and the expansion of the near beer category, and by 15.0% in 9M16. We expect sales and marketing investments to grow by high single to low double digits in FY16. In line with this guidance, we expect sales and marketing investments in 4Q16 to be essentially flat to 4Q15.

Administrative expenses

Administrative expenses decreased by 1.6% in the quarter and by 0.6% in 9M16.

Other operating income

Other operating income decreased by 14.5% to 147 million USD in 3Q16 due to lower government incentives related to our reduced revenues in Brazil. Other operating income increased by 5.7% to 569 million USD in 9M16.

Non-recurring items above EBIT

Figure 8. Non-recurring items above EBIT (million USD)
	3Q15	3Q16	9M15	9M16
Restructuring (including impairment losses)	-37	-29	-91	-92
Judicial settlement	-3	-	-80	-
Acquisition costs / Business combinations	-	-105	-4	-183
Business and asset disposal (including impairment losses)	106	-4	252	-2
Impact on profit from operations	66	-138	77	-276

Normalized profit from operations excludes negative non-recurring items of 138 million USD in 3Q16, primarily due to acquisition costs related to the combination with SABMiller, as well as restructuring costs.

Net finance income/(cost)

Figure 9. Net finance income/(cost) (million USD)
	3Q15	3Q16	9M15	9M16
Net interest expense	-338	-881	-1 098	-2 428
Net interest on net defined benefit liabilities	-29	-24	-89	-83
Accretion expense	-94	-143	-243	-406
Other financial results	-349	-178	157	-254
Net finance income/(cost)	-810	-1 226	-1 273	-3 171

Net finance costs (excluding non-recurring net finance costs) were 1 226 million USD in 3Q16 compared to 810 million USD in 3Q15. This increase was driven primarily by the additional net interest expenses resulting from the bond issuances in 1Q16 related to the pre-funding of the SABMiller combination. Other financial results include a negative mark-to-market adjustment of 57 million USD in 3Q16, linked to the hedging of our share-based payment programs, compared to a loss of 585 million USD in 3Q15. Other finance results in 3Q16 also include lower foreign exchange translation gains than 3Q15.

The number of shares covered by the hedging of our share-based payment programs, and the opening and closing share prices, are shown in figure 10 below.

11

ab-inbev.com

Press Release Brussels / 28 October 2016 / 7.00am CET

Figure 10. Share-based payment hedge
	3Q15	3Q16	9M15	9M16
Share price at the start of the period (Euro)	107.50	117.60	93.86	114.40
Share price at the end of the period (Euro)	94.92	116.60	94.92	116.60
Number of equity derivative instruments at the end of the period (millions)	35.5	44.2	35.5	44.2
Non-recurring net finance income/(cost)
Figure 11. Non-recurring net finance income/(cost) (million USD)
	3Q15	3Q16	9M15	9M16
Mark-to-market (Grupo Modelo deferred share instrument)	-327	-22	8	124
Mark-to-market (Portion of the FX hedging of the purchase price of the combination with SABMiller that does not qualify for hedge accounting)	-	- 594	-	-2 959
Other mark-to-market (Restricted shares and euro bonds)	-	-17	-	276
Other	-	-45	-	-287
Non-recurring net finance income/(cost)	-327	-678	8	-2 846

Non-recurring net finance costs were 678 million USD in 3Q16 compared to 327 million USD in 3Q15. Non-recurring net finance costs in 3Q16 include a negative mark-to-market adjustment of 594 million USD, related to the portion of the FX hedging of the purchase price of the combination with SABMiller that does not qualify for hedge accounting under IFRS rules.

The 3Q16 result also includes mark-to-market losses on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo, and derivative instruments entered into to hedge part of the restricted shares issued in relation to the combination with SABMiller. The number of shares covered by the hedging of the deferred share instrument and the restricted shares are shown in figure 12, together with the opening and closing share prices.

Other non-recurring net finance costs of 45 million USD in 3Q16 mainly relate to commitment fees for the 2015 committed senior acquisition facilities, which were undrawn at the end of the quarter.

Figure 12. Deferred and restricted shares
	3Q15	3Q16	9M15	9M16
Share price at the start of the period (Euro)	107.50	117.60	93.86	114.40
Share price at the end of the period (Euro)	94.92	116.60	94.92	116.60
Number of equity derivative instruments at the end of the period (millions)	23.1	38.1	23.1	38.1
Income tax expense
Figure 13. Income tax expense (million USD)
	3Q15	3Q16	9M15	9M16
Income tax expense	795	225	1 920	1 059
Effective tax rate	31.0%	19.2%	21.2%	37.4%
Normalized effective tax rate	26.8%	11.7%	20.5%	18.2%

Income tax expense in 3Q16 was 225 million USD with a normalized effective tax rate (ETR) of 11.7%, compared to an income tax expense of 795 million USD in 3Q15 and a normalized ETR of 26.8%. The normalized ETR was favorably impacted by the reporting of previously unrecognized deferred tax assets on carried forward losses, and the reversal of deferred tax liabilities following a change in tax law in Argentina. The variance between the normalized ETR in 3Q16 and 3Q15 was also impacted by the swing, between the two quarters, in the mark-to-market adjustment linked to the hedging of our share-based payment programs.

The increase in the reported ETR from 21.2% in 9M15 to 37.4% in 9M16 is mainly due to the unfavorable impact on profit before tax of the negative mark-to-market adjustment related to the hedging of the purchase price of the combination with SABMiller.

12

ab-inbev.com

Press Release Brussels / 28 October 2016 / 7.00am CET

Profit attributable to non-controlling interest

Profit attributable to non-controlling interest decreased from 397 million USD in 3Q15 to 394 million USD in 3Q16, due to the unfavorable operating performance of Brazil in the third quarter, offset by favorable currency translation effects.

Normalized Profit and Profit

Figure 14. Normalized Profit attribution to equity holders of AB InBev (million USD)
	3Q15	3Q16	9M15	9M16
Profit attributable to equity holders of AB InBev	1 375	557	5 985	842
Non-recurring items, after taxes, attributable to equity holders of AB InBev	- 29	128	- 25	246
Non-recurring finance (income)/cost, after taxes, attributable to equity holders of AB InBev	327	678	- 8	2 846
Normalized profit attributable to equity holders of AB InBev	1 673	1 363	5 952	3 934

Normalized profit attributable to equity holders of AB InBev decreased to 1 363 million USD in 3Q16 from 1 673 million USD in 3Q15 mainly driven by the organic decline in EBITDA, higher net finance results and unfavorable currency translation, partly offset by lower income taxes. Normalized profit attributable to equity holders of AB InBev was 3 934 million USD in 9M16, compared to 5 952 million USD in 9M15.

Normalized and Basic EPS

Figure 15. Earnings per share (USD)
	3Q15	3Q16	9M15	9M16
Basic earnings per share	0.84	0.34	3.65	0.51
Non-recurring items, after taxes, attributable to equity holder of AB InBev, per share	-0.02	0.08	-0.02	0.15
Non-recurring finance (income)/cost, after taxes, attributable to equity holders of AB InBev, per share	0.20	0.41	0.00	1.73
Normalized earnings per share	1.02	0.83	3.63	2.40

Normalized earnings per share (EPS) decreased to 0.83 USD in 3Q16 from 1.02 USD in 3Q15, mainly driven by the organic decline in EBITDA, higher net finance results and unfavorable currency translation, partly offset by lower income taxes.

Normalized EPS, excluding the impact of unfavorable currency translation, the mark-to-market adjustment linked to the hedging of our share based compensation programs and the net cost of the pre-funding of the SABMiller purchase price, decreased to 1.21 USD in 3Q16 from 1.38 USD in 3Q15.

13

ab-inbev.com

Press Release Brussels / 28 October 2016 / 7.00am CET

Figure 16. Reconcilation - Normalized Earnings per share in USD
	3Q15	3Q16	9M15	9M16
Normalized EBIT attributable to equity holders of AB InBev[1]	1.89	1.83	5.30	5.27
Income tax expense[1]	-0.39	-0.17	-0.96	-0.68
Other[1]	-0.12	-0.45	-0.73	-1.35
Normalized EPS before currency translation, mark-to-market and prefunding of the combination with SABMiller	1.38	1.21	3.61	3.24
Year over Year currency translation		-0.06		-0.25
Net cost of the pre-funding of the SABMiller purchase price		-0.28		-0.74
Mark-to-market (Hedging of our share-based payment programs)	-0.36	-0.04	0.02	0.15
Normalized EPS	1.02	0.83	3.63	2.40
[1] at 2015 foreign exchange rate
Figure 17. Reconcilation - Basic Earnings per share in USD
	3Q15	3Q16	9M15	9M16
EBIT attributable to equity holders of AB InBev[1]	1.95	1.68	5.38	5.10
Income tax expense[1]	-0.44	-0.20	-1.01	-0.67
Other[1]	-0.11	-0.30	-0.74	-1.25
Basic EPS before currency translation, mark-to-market and prefunding of the combination with SABMiller	1.40	1.18	3.63	3.18
Year over Year currency translation		-0.06		-0.25
Net cost of the pre-funding of the SABMiller purchase price		-0.28		-0.74
Mark-to-market (Hedging of our share-based payment programs)	-0.36	-0.04	0.02	0.15
Mark-to-market (Grupo Modelo deferred share instrument)	-0.20	-0.01	0.00	0.08
Mark-to-market (FX hedging of the purchase price of the combination with SABMiller that does not qualify for hedge accounting)		-0.36		-1.80
Other mark-to-market (Derivative instruments entered into to hedge part of the Restricted shares to be issued as well as to convert the 13.25 billion euro bonds issuance on 29 March 2016, into US dollars)		-0.01		0.17
Accelerated accretion expenses following the cancellation of the 2015 committed senior acquisition facilities and other fees		-0.02		-0.17
Acquisition costs / Business combinations		-0.06		-0.11
Basic EPS	0.84	0.34	3.65	0.51

1 at 2015 foreign exchange rate

Reconciliation between profit attributable to equity holders and normalized EBITDA

Figure 18. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)
	3Q15	3Q16	9M15	9M16
Profit attributable to equity holders of AB InBev	1 375	557	5 985	842
Non-controlling interests	397	394	1 148	938
Profit	1 772	950	7 133	1 780
Income tax expense	795	225	1 920	1 059
Share of result of associates	- 4	- 3	- 12	- 5
Net finance (income)/cost	810	1 226	1 273	3 171
Non-recurring net finance (income)/cost	327	678	- 8	2 846
Non-recurring items above EBIT (incl. non-recurring impairment)	- 66	138	- 77	276
Normalized EBIT	3 634	3 214	10 229	9 129
Depreciation, amortization and impairment	770	818	2 297	2 377
Normalized EBITDA	4 403	4 032	12 526	11 505

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) net finance cost; (v) non-recurring net finance cost; (vi) non-recurring items above EBIT (including non-recurring impairment); and (vii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA

14

ab-inbev.com

Press Release Brussels / 28 October 2016 / 7.00am CET

and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

INTERIM DIVIDEND

The AB InBev board has approved an interim dividend of 1.60 EUR per share for the fiscal year 2016.

Dividend Timeline
	Ex-coupon date	Record date	Payment date
Euronext: ABI	15 November 2016	16 November 2016	17 November 2016
MEXBOL: ANB	15 November 2016	16 November 2016	17 November 2016
JSE: ANH	16 November 2016	18 November 2016	21 November 2016
NYSE: BUD (ADR program)	14 November 2016	16 November 2016	8 December 2016

15

ab-inbev.com

Press Release Brussels / 28 October 2016 / 7.00am CET

RECENT EVENTS

1.	Completion of combination with SABMiller plc (“SABMiller”)

On 10 October 2016, Anheuser-Busch InBev SA/NV (“AB InBev”, formerly Newbelco SA/NV (“Newbelco”)) announced the successful completion of the business combination with SABMiller.

The combined company will now have operations in virtually every major beer market and an expanded portfolio that includes global, multi-country and local brands, providing more choices for consumers around the world. Customers will benefit from a broad distribution network and strong brand-building expertise. The company will also continue to develop its business in partnership with its suppliers as it continues brewing the best beers using the best ingredients.

AB InBev will also now benefit from a more geographically diversified platform, with a stronger presence in key emerging regions with attractive growth prospects, such as Africa and Latin America. The growth opportunities in these developing markets will complement the stability and strength of the company’s strong existing presence in developed markets.

2.	SABMiller trading update

Change of control of SABMiller occurred on 8 October 2016. Therefore, AB InBev’s 3Q16 results do not include the SABMiller retained business.

The following table and commentary contain the volume and revenue results of the SABMiller retained business for the three months to 30 September 2016, and is provided for information only. The table excludes:

(i)	all SABMiller joint ventures and associates
(ii)	businesses and joint venture interests sold after the closing of the combination
(iii)	businesses being held for sale (Central and Eastern Europe)

Figure 19. Retained Business Volumes (thousand hls) and Net Revenue (million USD)
	3Q16	3Q16	Organic Growth		3Q16	Organic
	Total	Lager	Total	Lager	Net	Growth
	Volume	Volume	Volume	Volume	Revenue
Latin America	16 007	10 981	-2%	-1%	1 250	3%
Asia Pacific	2 579	2 556	-5%	-5%	391	2%
Africa	23 190	10 253	-3%	-3%	1 463	10%
Other Markets	274	265	5%	5%	42	10%
Total Retained Business	42 050	24 055	-3%	-2%	3 145	5%

Total volumes of the retained business were down 3% in 3Q16, with lager volumes declining by 2%. Net revenue grew by 5% in 3Q16.

Latin America

Revenue in Colombia increased by low single digits in the quarter driven by revenue management initiatives, and supported by our premium brands. Lager volumes declined by low single digits primarily due to a transport strike in July, and a tough 3Q15 comparable. In Peru, revenue grew by low single digits in 3Q16, with our lager volumes also increasing by low single digits, led by strong performances from Cristal and Cusqueña. Revenue in Ecuador declined by double digits in the quarter, driven by lager volumes which were negatively impacted by the recent earthquake, and price adjustments linked to tax increases. In Panama, revenues and volumes grew double digits in 3Q16, building on the recovery that started in the previous quarter. Honduras also delivered double digit lager volume growth in the quarter with strong performances in both the on and off premise channels.

16

ab-inbev.com

Press Release Brussels / 28 October 2016 / 7.00am CET

Asia Pacific

In Australia, revenue increased by low single digits in the quarter, mainly driven by revenue management initiatives and positive mix impacts. Lager volumes were up low single digits for the quarter with growth in the Great Northern brand family offsetting the decline in our mainstream brands, Victoria Bitter and Carlton Draught.

Africa

Results in 3Q16 were impacted by weak macro-economic conditions in many markets. Volumes in South Africa were soft as a result of economic weakness and the timing of our price increase in the prior year. However, revenues increased by mid-single digits in the quarter driven by our revenue management initiatives and the growth of our premium portfolio, led by Castle Lite. In Tanzania, revenue grew low single digits with pressure on consumer disposable income being partly offset by positive mix. The business in Nigeria continued to deliver strong growth, with revenue up double digits in the quarter driven by increased lager volumes, as a result of increased capacity, as well as favorable mix. In Mozambique, lager volumes were negatively impacted by the economic crisis, although revenues grew by double digits due to price adjustments in line with inflation. Zambia delivered double digit revenue growth in the quarter, although volumes were down mid-single digits, driven by weakness in traditional beer volumes following a price increase.

3.	Disposals following the completion of the combination with SABMiller

On 11 October 2016, AB InBev announced that it had completed the divestiture of its interest in the Peroni, Grolsch and Meantime brand families to Asahi Group Holdings, Ltd.; its interest in MillerCoors LLC to Molson Coors Brewing Company; and its interest in China Resources Snow Breweries Limited to China Resources Beer (Holdings) Company Limited.

4.	Coca-Cola Beverages Africa (“CCBA”)

On 11 October The Coca-Cola Company notified AB InBev of its intention to acquire AB InBev’s stake in CCBA. AB InBev will negotiate the terms of the transaction with The Coca-Cola Company according to the contractual arrangements.

5.	Draw down, cancellation and repayment of Committed Senior Acquisition Facilities

On 6 October 2016, the company drew down 8.0 billion USD under Term Facility B and 10.0 billion USD under the Disposal Bridge Facility to finance the combination with SABMiller, and announced that it had also chosen to voluntarily cancel 2.0 billion USD of Term Facility B. On 20 October 2016, the company fully repaid and cancelled the Disposal Bridge Facility. As of 24 October 2016, 8.0 billion USD remained outstanding under the Term Facility B.

17

ab-inbev.com

Press Release Brussels / 28 October 2016 / 7.00am CET

NOTES

AB InBev’s 3Q16 and 3Q15 and 9M16 and 9M15 reported numbers are based on unaudited interim consolidated financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million USD.

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geography mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower Cost of Sales per hl, we are also presenting, where specified, organic growth per hectoliter figures on a constant geographic basis. When we make estimations on a constant geographic basis, we assume each country in which we operate accounts for the same percentage of our global volume as in the same period of the previous year.

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Values in the figures and annexes may not add up, due to rounding.

3Q16 and 9M16 EPS is based upon a weighted average of 1 642 million shares compared to 1 639 million shares for 3Q15 and 9M15.

Legal Disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of Anheuser-Busch InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, among other things, statements relating to Anheuser-Busch InBev’s business combination with SABMiller and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of Anheuser-Busch InBev, are subject to numerous risks and uncertainties about Anheuser-Busch InBev and are dependent on many factors, some of which are outside of Anheuser-Busch InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the ability to realize synergies from the business combination with SABMiller, the risks and uncertainties relating to Anheuser-Busch InBev described under Item 3.D of Anheuser-Busch InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 14 March 2016 and the risks and uncertainties related to the combination with SABMiller described under “Risk Factors” in the Registration Statement on Form F-4 (“Form F-4”) filed with the SEC on 26 August 2016. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including Anheuser-Busch InBev’s most recent Form 20-F, the Form F-4 and other reports furnished on Form 6-K, and any other documents that Anheuser-Busch InBev or SABMiller have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by Anheuser-Busch InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Anheuser-Busch InBev or its business or operations. Except as required by law, Anheuser-Busch InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The third quarter 2016 (3Q16) and nine months (9M16) financial data set out in Figure 1 (except for the volume information), Figures 7 to 9, 11, 14 to 15 and 18 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the nine months ended 30 September 2016, which have been reviewed by our statutory auditors Deloitte Bedrijfsrevisoren BCVBA in accordance with the standards of the Public Company Accounting Oversight Board (United States). The auditors concluded that, based on their review, nothing had come to their attention that caused them to believe that those interim financial statements were not presented fairly, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB and as adopted by the European Union. Financial data included in Figures 3 to 6, 10, 12 and 16 to 17 have been extracted from the underlying accounting records as of and for the nine months ended 30 September 2016 (except for the volume information).

18

ab-inbev.com

Press Release Brussels / 28 October 2016 / 7.00am CET

CONFERENCE CALL AND WEBCAST

Investor Conference call and Webcast on Friday, October 28, 2016:

3.00pm Brussels / 2.00pm London / 9.00am New York

Registration details

Webcast (listen-only mode)

http://event.on24.com/r.htm?e=1117088&s=1&k=070D9A7AAD46D2BF4302259F940EEF07

Conference call (with interactive Q&A)

http://www.directeventreg.com/registration/event/21565424

ANHEUSER-BUSCH INBEV CONTACTS

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +1-212-573-9283 E-mail: karen.couck@ab-inbev.com Kathleen Van Boxelaer Tel: +32-16-27-68-23 E-mail: kathleen.vanboxelaer@ab-inbev.com	Lauren Abbott Tel: +1-212-573-9287 E-mail: lauren.abbott@ab-inbev.com Heiko Vulsieck Tel: +32-16-27-68-88 E-mail: heiko.vulsieck@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 400 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 200,000 employees based in more than 50 countries worldwide. In 2015, on a combined pro forma basis, AB InBev realized 55.5 billion US dollar in revenues (excluding JVs and associates).

19

ab-inbev.com

Press Release
Brussels / 28 October 2016 / 7.00am CET

Annex 1
AB InBev Worldwide	3Q15	Scope	Currency translation	Organic growth	3Q16	Organic growth
Total volumes (thousand hls)	121 731	431	-	-1 135	121 027	-0.9%
of which AB InBev own beer	110 927	337	-	- 193	111 070	-0.2%
Revenue	11 376	-27	-553	313	11 109	2.8%
Cost of sales	-4 444	29	194	-169	-4 393	-3.9%
Gross profit	6 932	2	-359	142	6 716	2.1%
Distribution expenses	-1 089	-15	83	-73	-1 095	-6.8%
Sales and marketing expenses	-1 823	-4	99	-229	-1 957	-12.6%
Administrative expenses	- 615	-23	31	10	- 597	1.6%
Other operating income/(expenses)	229	-51	-5	-26	147	-14.5%
Normalized EBIT	3 634	-91	-153	-176	3 214	-5.0%
Normalized EBITDA	4 403	-87	-200	-85	4 032	-2.0%
Normalized EBITDA margin	38.7%				36.3%	-178 bps

North America	3Q15	Scope	Currency translation	Organic growth	3Q16	Organic growth
Total volumes (thousand hls)	32 418	280	-	- 786	31 912	-2.4%
Revenue	4 240	69	-9	-12	4 287	-0.3%
Cost of sales	-1 600	-36	2	56	-1 579	3.5%
Gross profit	2 640	32	-7	44	2 709	1.7%
Distribution expenses	- 338	-10	1	-	- 347	-0.2%
Sales and marketing expenses	- 635	-10	-	-49	- 693	-7.8%
Administrative expenses	- 128	-19	-	3	- 143	2.3%
Other operating income/(expenses)	5	-	-	4	10	67.7%
Normalized EBIT	1 544	-5	-5	2	1 536	0.1%
Normalized EBITDA	1 734	-1	-6	14	1 741	0.9%
Normalized EBITDA margin	40.9%				40.6%	46 bps

Mexico	3Q15	Scope	Currency translation	Organic growth	3Q16	Organic growth
Total volumes (thousand hls)	10 684	-	-	1 024	11 708	9.6%
Revenue	993	-6	-150	118	955	12.0%
Cost of sales	- 267	-6	43	-43	- 272	-16.0%
Gross profit	725	-12	-107	76	682	10.5%
Distribution expenses	- 102	-	15	-13	- 100	-12.3%
Sales and marketing expenses	- 168	11	26	-36	- 168	-22.8%
Administrative expenses	- 77	1	11	-3	- 69	-4.9%
Other operating income/(expenses)	53	-53	1	-4	- 3	-
Normalized EBIT	431	-55	-54	19	342	4.9%
Normalized EBITDA	513	-55	-66	26	419	5.8%
Normalized EBITDA margin	51.7%				43.9%	-263 bps

Latin America - North	3Q15	Scope	Currency translation	Organic growth	3Q16	Organic growth
Total volumes (thousand hls)	29 406	288	-	-1 342	28 352	-4.5%
Revenue	2 125	36	-27	-113	2 022	-5.3%
Cost of sales	- 729	-23	32	-136	- 856	-18.5%
Gross profit	1 396	13	5	-250	1 165	-17.8%
Distribution expenses	- 281	-2	8	-23	- 299	-8.2%
Sales and marketing expenses	- 227	-2	8	-63	- 285	-27.7%
Administrative expenses	- 141	-2	2	37	- 104	26.1%
Other operating income/(expenses)	124	-	-	-28	95	-22.8%
Normalized EBIT	872	7	23	-328	573	-37.4%
Normalized EBITDA	1 047	7	18	-302	769	-28.7%
Normalized EBITDA margin	49.3%				38.0%	-1216 bps

20

ab-inbev.com

Press Release
Brussels / 28 October 2016 / 7.00am CET

Annex 1
Latin America - South	3Q15	Scope	Currency translation	Organic growth	3Q16	Organic growth
Total volumes (thousand hls)	7 825	12	-	-132	7 705	-1.7%
Revenue	772	2	-239	172	706	22.2%
Cost of sales	- 283	-	71	-29	- 241	-10.0%
Gross profit	488	1	-168	144	465	29.4%
Distribution expenses	- 75	-	30	-22	- 68	-29.8%
Sales and marketing expenses	- 94	1	32	-32	- 94	-35.2%
Administrative expenses	- 29	-	10	-8	- 28	-28.0%
Other operating income/(expenses)	9	-	-4	4	10	41.8%
Normalized EBIT	299	2	-101	84	286	28.0%
Normalized EBITDA	351	2	-118	101	335	28.7%
Normalized EBITDA margin	45.5%				47.5%	241 bps

Europe	3Q15	Scope	Currency translation	Organic growth	3Q16	Organic growth
Total volumes (thousand hls)	12 029	-55	-	-387	11 587	-3.2%
of which AB InBev own beer	11 585	-55	-	-296	11 233	-2.6%
Revenue	1 126	-	-61	35	1 101	3.1%
Cost of sales	- 457	- 3	30	-19	- 449	-4.2%
Gross profit	670	-3	-32	16	652	2.4%
Distribution expenses	- 109	- 2	6	-12	- 118	-11.3%
Sales and marketing expenses	- 246	-	13	6	- 227	2.4%
Administrative expenses	- 63	-	2	-3	- 63	-4.1%
Other operating income/(expenses)	3	2	-	-3	3	-50.1%
Normalized EBIT	255	-2	-10	4	247	1.7%
Normalized EBITDA	344	-2	-14	9	336	2.5%
Normalized EBITDA margin	30.6%				30.5%	-19 bps

Asia Pacific	3Q15	Scope	Currency translation	Organic growth	3Q16	Organic growth
Total volumes (thousand hls)	27 420	95	-	321	27 836	1.2%
Revenue	1 615	10	-69	81	1 635	5.0%
Cost of sales	-781	-5	34	16	-737	2.0%
Gross profit	833	5	-36	97	898	11.6%
Distribution expenses	-131	-2	6	-3	-130	-2.6%
Sales and marketing expenses	-393	3	17	-29	-402	-7.4%
Administrative expenses	-73	-	4	-11	-81	-15.5%
Other operating income/(expenses)	25	-2	-2	3	25	12.5%
Normalized EBIT	262	4	-10	56	310	21.2%
Normalized EBITDA	410	4	-19	70	463	16.8%
Normalized EBITDA margin	25.4%				28.3%	286 bps

Global Export and Holding Companies	3Q15	Scope	Currency translation	Organic growth	3Q16	Organic growth
Total volumes (thousand hls)	1 949	-188	-	167	1 927	9.4%
Revenue	505	-137	4	31	402	10.4%
Cost of sales	-326	102	-19	-15	-258	-8.4%
Gross profit	179	-35	-15	16	144	13.4%
Distribution expenses	-54	1	16	-	-35	1.5%
Sales and marketing expenses	-60	-6	2	-24	-88	-38.2%
Administrative expenses	-103	-2	1	-4	-109	-3.8%
Other operating income/(expenses)	8	1	-	-2	7	-18.3%
Normalized EBIT	-30	-41	4	-14	-80	-15.7%
Normalized EBITDA	7	-41	4	-3	-33	-6.1%

21

ab-inbev.com

Press Release
Brussels / 28 October 2016 / 7.00am CET

Annex 2
AB InBev Worldwide	9M15	Scope	Currency translation	Organic growth	9M16	Organic growth
Total volumes (thousand hls)	345 893	- 144	-	-4 946	340 803	-1.4%
of which AB InBev own beer	311 425	824	-	-2 299	309 950	-0.7%
Revenue	32 881	- 60	-2 579	1 073	31 315	3.3%
Cost of sales	-13 106	90	900	- 278	-12 395	-2.2%
Gross profit	19 775	30	-1 679	794	18 920	4.0%
Distribution expenses	-3 214	- 28	355	- 172	-3 059	-5.4%
Sales and marketing expenses	-5 166	1	408	- 768	-5 525	-15.0%
Administrative expenses	-1 878	- 51	142	11	-1 776	0.6%
Other operating income/(expenses)	712	- 102	- 75	35	569	5.7%
Normalized EBIT	10 229	- 151	- 850	- 100	9 129	-1.0%
Normalized EBITDA	12 526	- 142	-1 068	189	11 505	1.5%
Normalized EBITDA margin	38.1%				36.7%	-65 bps

North America	9M15	Scope	Currency translation	Organic growth	9M16	Organic growth
Total volumes (thousand hls)	90 834	485	-	- 968	90 351	-1.1%
Revenue	11 959	101	-67	89	12 082	0.7%
Cost of sales	-4 673	- 28	16	204	-4 481	4.4%
Gross profit	7 286	73	-51	293	7 601	4.0%
Distribution expenses	- 994	- 20	12	19	- 983	1.9%
Sales and marketing expenses	-1 720	- 21	10	- 264	-1 995	-15.5%
Administrative expenses	- 382	- 41	3	14	-405	3.6%
Other operating income/(expenses)	25	- 9	-	25	41	-
Normalized EBIT	4 215	- 17	-26	87	4 259	2.1%
Normalized EBITDA	4 772	- 9	-29	123	4 857	2.6%
Normalized EBITDA margin	39.9%				40.2%	73 bps

Mexico	9M15	Scope	Currency translation	Organic growth	9M16	Organic growth
Total volumes (thousand hls)	30 675	-	-	2 995	33 670	9.8%
Revenue	2 941	- 19	-483	362	2 802	12.4%
Cost of sales	- 775	- 10	134	- 125	- 776	-16.3%
Gross profit	2 165	- 29	-349	238	2 025	11.0%
Distribution expenses	- 299	- 2	51	- 48	- 298	-15.9%
Sales and marketing expenses	- 510	31	88	- 122	- 513	-25.4%
Administrative expenses	- 273	1	39	6	- 227	2.1%
Other operating income/(expenses)	162	- 92	-12	9	67	12.4%
Normalized EBIT	1 245	- 91	-182	83	1 054	7.0%
Normalized EBITDA	1 499	- 91	-223	105	1 291	7.4%
Normalized EBITDA margin	51.0%				46.1%	-219 bps

Latin America - North	9M15	Scope	Currency translation	Organic growth	9M16	Organic growth
Total volumes (thousand hls)	88 165	875	-	-4 916	84 124	-5.5%
Revenue	6 609	109	- 861	- 126	5 731	-1.9%
Cost of sales	-2 302	- 61	321	- 154	-2 196	-6.6%
Gross profit	4 307	48	- 540	- 281	3 535	-6.5%
Distribution expenses	- 868	- 7	127	- 55	- 803	-6.3%
Sales and marketing expenses	- 774	-7	117	- 93	- 758	-12.0%
Administrative expenses	- 382	-8	45	51	- 294	13.2%
Other operating income/(expenses)	398	1	-49	- 65	284	-16.4%
Normalized EBIT	2 682	27	- 301	- 444	1 964	-16.4%
Normalized EBITDA	3 217	27	- 384	- 355	2 504	-11.0%
Normalized EBITDA margin	48.7%				43.7%	-450 bps

22

ab-inbev.com

Press Release
Brussels / 28 October 2016 / 7.00am CET

Annex 2
Latin America - South	9M15	Scope	Currency translation	Organic growth	9M16	Organic growth
Total volumes (thousand hls)	25 682	-1 048	-	-1 710	22 924	-6.9%
Revenue	2 386	-32	-724	353	1 982	15.1%
Cost of sales	- 902	26	229	-37	- 684	-4.2%
Gross profit	1 483	-7	-495	317	1 298	21.5%
Distribution expenses	- 228	6	89	-62	- 196	-28.1%
Sales and marketing expenses	- 282	2	95	-79	- 265	-28.6%
Administrative expenses	- 95	1	30	-14	- 78	-15.0%
Other operating income/(expenses)	9	-8	-6	17	12	-
Normalized EBIT	887	-6	-287	177	772	20.1%
Normalized EBITDA	1 032	-6	-341	230	915	22.5%
Normalized EBITDA margin	43.3%				46.2%	281 bps

Europe	9M15	Scope	Currency translation	Organic growth	9M16	Organic growth
Total volumes (thousand hls)	32 686	- 221	-	- 336	32 129	-1.0%
of which AB InBev own beer	31 483	- 221	-	- 113	31 149	-0.4%
Revenue	3 048	- 14	- 159	122	2 997	4.0%
Cost of sales	-1 254	-3	80	- 58	-1 235	-4.7%
Gross profit	1 795	- 17	-80	64	1 762	3.6%
Distribution expenses	- 312	- 5	18	- 23	- 322	-7.5%
Sales and marketing expenses	- 684	1	37	- 56	- 702	-8.2%
Administrative expenses	- 217	-	8	10	- 199	4.6%
Other operating income/(expenses)	8	6	-1	- 6	8	-40.7%
Normalized EBIT	590	- 14	-17	- 12	547	-2.0%
Normalized EBITDA	843	- 14	-30	2	801	0.2%
Normalized EBITDA margin	27.7%				26.7%	-101 bps

Asia Pacific	9M15	Scope	Currency translation	Organic growth	9M16	Organic growth
Total volumes (thousand hls)	72 706	398	-	-209	72 894	-0.3%
Revenue	4 437	35	-221	169	4 419	3.8%
Cost of sales	-2 172	- 19	107	-23	-2 107	-1.0%
Gross profit	2 264	16	-114	146	2 312	6.4%
Distribution expenses	- 362	- 5	18	-2	- 350	-0.5%
Sales and marketing expenses	-1 038	6	52	-64	-1 043	-6.2%
Administrative expenses	- 228	-1	12	-10	- 227	-4.4%
Other operating income/(expenses)	90	-2	- 7	50	131	56.4%
Normalized EBIT	727	15	-39	120	822	16.3%
Normalized EBITDA	1 172	15	-64	166	1 288	14.0%
Normalized EBITDA margin	26.4%				29.1%	261 bps

Global Export and Holding Companies	9M15	Scope	Currency translation	Organic growth	9M16	Organic growth
Total volumes (thousand hls)	5 146	- 632	-	198	4 711	4.4%
Revenue	1 502	- 240	-63	104	1 302	8.7%
Cost of sales	-1 028	184	13	-86	- 916	-10.5%
Gross profit	474	-56	-50	18	386	4.7%
Distribution expenses	- 152	5	40	-1	- 107	-0.5%
Sales and marketing expenses	- 158	- 11	9	-89	- 249	-53.7%
Administrative expenses	- 300	-3	4	-45	- 345	-15.1%
Other operating income/(expenses)	19	1	-	5	26	25.7%
Normalized EBIT	- 117	- 64	3	-112	- 289	-53.7%
Normalized EBITDA	- 8	- 63	2	-82	- 151	-82.5%

23

ab-inbev.com